Exhibit 99.8
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
October 12, 2011

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-founder, Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe and Global Head Manufacturing

Ashok Vemuri
Member of the Board, Head of Americas, Global Head, Financial Services & Insurance

Chandra Shekar Kakal
Head – Business IT Services and Member – Executive Council

Pravin Rao
Head – Retail, Consumer Packaged Goods, Logistics and Life Sciences and Member, Executive Council

INTERVIEWER

Udayan Mukherjee
CNBC

Mitali Mukherjee
CNBC

Udayan Mukherjee

We have got S. D. Shibulal – CEO, V. Balakrishnan – CFO from Infosys joining in, gentlemen good morning, thanks for joining in. Shibu let me start off by asking you about the only small wrinkle in the numbers which is the marginal 1% lowering of the dollar revenue guidance. What is that predicated on, the global environment or does it have to do anything with cross currency?

S. D. Shibulal

Let me first give you an overall picture of the quarter and then I will of course answer this. I think we had a good quarter. We have seen all around growth. We had revenues of $1.746 bn, the guidance was for $1.73 bn to $1.755 bn. In constant currency terms, we have 5% growth. Client additions have been very strong this quarter, we have added 45 new clients. 19 of them were in the areas where we are investing like health care, life sciences, energy and utilities. We have seen margin improvement. Our operating margin has gone up from 28 to 26.1% and from a strategic perspective, our Building Tomorrow’s Enterprise strategic direction is fully in place and we are seeing excellent traction with that. For example we have had 3 major clients wins over the last 6 months in this space. The latest one is actually transforming an organization from a country-centric organization to a client -centric organization worldwide. It is about building a Smarter Organization. Another one in the area of Digital Consumers where we are building a new consumer experience for a fashion industry client. The third one is in engineering innovation in the emerging markets, so we are seeing very good traction with our Building Tomorrow’s Enterprise strategic direction. Infosys 3.0 which is a new organization structure it is fully in place, all the realignment is complete, consulting and system integration is fully in place. This quarter it has delivered 31.2% of our revenues, so excellent progress there. We have very well recognized in the leadership quadrant by Forrester and Gartner. We got the ‘Oracle Titan Award’ for third year in a row and most importantly we were ranked number 15 in the most innovative company list in the world by Forbes. Number 15, that is a huge achievement.

With that let me answer your question. I think the change which we have done from 18 -20%, to 17.1 - 19.1%, is purely because of the cut due to cross-currency movement. There is no change in the volume or the pricing assumptions which we made in the beginning of the year, they all remain the same. Because of the cross currency movement we have adjusted our dollar guidance.

Udayan Mukherjee

What about the rupee guidance, Bala because that has gone up substantially to 143 - 145, can you take us through how much of the rupee has gone into that guidance and why you have changed it so substantially?

V. Balakrishnan

We take the end of the quarter rate for rupee as the number for the rest of the year. If you the recast that for rupee, the rupee growth looks good. It is primarily due to the rupee depreciation against the dollar. Rupee has depreciated by close to 10% against the dollar in the last 2 months. We have taken 48.98 as the closing rate and that will continue for the rest of the year, that is why the rupee guidance looks good.

Mitali Mukherjee

Congratulations, first. First time I am speaking to you in your new role. Stripped off the cross currency issues, would you say things remain intact in terms of volume growth because on that there is a little bit of a wrinkle, people expected to see something like a 5% plus volume growth trend from you in your best quarter and it has come in a bit lower?

S. D. Shibulal

Other than the cross currency, our volumes remains the same but remember we are in a tough world. There are unemployment issues in the US, macroeconomic uncertainties in the US. You have the Euro zone going through turbulence, so there are major uncertainties all around. When we talk to our client, we are definitely seeing delays in decision-making, scrutiny of investments, rethinking of investments. At the same time we are not seeing project cancellations or program cancellations. We are not seeing budget cuts for this year at this point in time but we are in an uncertain environment.

Mitali Mukherjee

Bala, I just wanted to talk about the margin performance in greater detail because I believe your offshore pricing has gone up nearly 3.5% sequentially? How much of the margin improvement is courtesy pricing and how much is courtesy any currency changes?

V. Balakrishnan

What you have to look at is blended. Offshore prices went up by 3.5%, onsite pricing was down by 1.2%, on a blended basis increased by 0.5%, so it is not a material increase. We are seeing stable pricing environment. We are not seeing any pressure from the clients to reduce the pricing but there is overall uncertainty in all the large markets where we are operating, so clients are very cautious about spending on the budgets. This year is going to be a unique year where the spending is going to be spread across all the 4 quarters. Earlier normally we see the first 2 quarters to be good, 3rd and 4th quarter to be soft, but this year probably the growth will be evenly spread across quarters.

Udayan Mukherjee

Earlier you had given us a guidance that margins will slip off 250 basis points. At the end of this quarter given what you have achieved in this quarter, are you scaling that back substantially?

V. Balakrishnan

We have done that. Now the new guidance for operating margins for the full year is around 85 basis point decline. Normally we say it will range between 50 - 100 basis points. We have come back to the normal range mainly because of currency again. If you take the average rate of the rupee, last year average was 45.54, if you assume it at 48. 90 for rest of the year, this year average could be around 47.54. That itself will give us a benefit of 1.5% to the margins (net of cross-currency headwinds and higher onsite ratio). We have recasted the operating margins to say that it will be within the range of 50-100 basis point.

Udayan Mukherjee

Shibu, let me ask you about the point which Bala just made that this time growth might be evenly spread out because earlier we seen the cyclicality in your numbers that Q2 was at peak and then Q3, Q4 were slightly tepid. This time around do you think Q3, Q4 will be cyclically better than the previous year leading to a slightly better volume growth?

S. D. Shibulal

Actually through the year, we have said that this year we will see a balance growth across all the quarters and we still believe that is where it’s going to be.

Mitali Mukherjee

The expectation is by December you should know what is happening in terms of budget trends going into the next year. Is that the feeling that you are getting or are people delaying both budget indications and whether or not there is a fresh ramp up on projects?

S. D. Shibulal

We are in constant touch with our clients and actually in many clients, we are part of their budgeting process. My expectation is that by January, you should have next year’s budgets. May not be December but by January middle or end, you will have a fair idea about where the budgets are going to go.

Mitali Mukherjee

What is your own sense at? More or less neutral in terms of the budget allocation or?

S. D. Shibulal

That is the industry issue but in my own sense, it would be probably neutral but at the same time in these kinds of situations clients are looking for 3 things. They are looking for operational efficiency and looking at reducing their total cost of ownerships and we are very well placed with our Business Operational offering in that space, truly global. They are also looking at transformation to create growth for themselves because they all understand that even in the uncertain times, they have to re-invent. That is the only way they can create growth. Our consulting and system integration offering is very relevant to them especially in the Building Tomorrow’s Enterprise framework. They are also looking for return on investment where they can convert their fixed cost to variable cost. That is where our platforms, what we call ‘Infosys Edge’ platform which we have, 9 of them plus Finacle makes perfect sense for them. So strategically and from a client relevancy perspective, we are very well paced.

Udayan Mukherjee

Bala, this 85 basis points drop in margins that you are talking about, have you factored in any gains from things like utilization because this quarter utilization levels have gone up quite a bit. Do you see any of those levers actually augmenting or is it just purely a Forex adjustment?

V. Balakrishnan

Purely currency. Utilization will have a negative impact. In the first 2 quarters utilization is not as much as it was in the last year. This year we are adding 45,000 people. Utilization for the year could be lower, that will have a negative impact but most of the gains in the operating margins have come because of currency.

Udayan Mukherjee

Shibu, I want to ask you a bit about the inorganic front because there has been a lot of talk this quarter about you zoning in on a large acquisition, names like Thompson Reuters etc. have been mentioned. You cannot confirm any of that clearly but are you in conversation for a large ticket acquisition and things have moved at a pace or to a level which is closer to what you have been in the past with such an inorganic move?

S. D. Shibulal

We are in multiple conversations, large and small. Acquisition is extremely strategic for us. We are looking at acquisition to augment our strategic direction. An acquisition in the product and platform space, an acquisition in the investment areas like Life Science or Infosys Public Service, an acquisition for a country penetration would make perfect sense for us. We are in constant look out. We are having some conversations but there is nothing to report which is materially different

Mitali Mukherjee

Any specific interest in Healthcare as a vertical?

S. D. Shibulal

The areas of interest will be the investment areas like Healthcare, Life Sciences and Infosys Public Service or products and platform space where it can give us non-linear revenue or in a country penetration space like any of the European countries where we can make a substantial capability creation in consulting or in the domain capabilities.

Mitali Mukherjee

I want to ask you this because the analyst community has been talking about it. Apparently, channel checks have shown up that Infosys has become much more aggressive in terms of its pricing in order to gain market share. Is there any truth to that? Has Infosys had to relook its pricing strategy in order to get more market share?

V. Balakrishnan

It is endless debate with analyst community to say that if we drop the margin, we will grow faster. We have kept telling them that there is no correlation. We have to focus on high quality growth. What is Infy 3.0 all about? There is a problem for the industry. The quality of people from the institutes is coming down. Today we have 6 months training for all the freshers before they join the company. Even though we train them for 6 months, there is a 5% failure rate. The quality of people is coming down. The scale is increasing. This year we are adding 45,000 people. Next 5 years probably we would have to add 100,000 people a year which is going to be a big challenge. Second, some part of the business is getting more and more commoditized. We do not want to be in the commoditized business. Period. We have taken this view in 1994 with a large client. We said we had to focus on value growth and that is what is our focus. We are not going to trade off margin for growth. We are focusing on high quality growth. Infy 3.0 is all about having a balanced growth. Having a part of the portfolio from high-value services like Consulting, Package Implementation and Systems Integration. part of the portfolio from platforms, IP solutions kind of business and balance 1/3rd from our regular traditional ADM kind of business. If we get the balanced growth, we will have a high quality growth. Today we have built a good platform business. We have a book business of close to $200 mn in the business. Our focus is all about that. Even in acquisitions, we are focused on getting good IP, platform, solutions which will scale up our growth. Our focus always had been high quality growth, balancing the best margins, best revenue productivity and the best growth in the industry. We are not going to dilute it.

Mitali Mukherjee

No pricing cut?

V. Balakrishnan

No.

Udayan Mukherjee

Shibu, let me ask you about where do you stand relative to the rest of the top tier of the industry because last 3 or 4 quarters by your own standards, you were not delivering industry leading volume growth. Now, that the organizational issues have been sorted out and you are stabilized with the management changes, how soon is it that Infosys can get back to the earlier phase of industry leading volume growth?

S. D. Shibulal

I think what Bala said is very relevant. I think one needs to look at the holistic performance rather than one single dimension. Our approach is to create superior financial performance which implies quality growth, quality margins and value for our clients. If you look at our ‘Infosys 3.0’ and ‘Building Tomorrow’s Enterprise’ strategic collection, it is all about creating relevancy and business value for our clients. We clearly believe that that will allow us to perform superiorly. We will become more and more strategic to our clients. We will become more and more relevant to our clients. The industry challenges which Bala talked about, the ability to have a very large number of extremely good people being recruited, the commoditization which is going on in some part of the industry, I think our strategic direction will address those challenges and we will be able to have superior performance.

Udayan Mukherjee

Are you relooking at the way you are approaching foreign exchange now, Bala, in terms of how you are adjusting your hedges after the volatility of this quarter?

V. Balakrishnan

Currency volatility is given now because if you look at all the large markets whether US or Europe, the growth is declining, sovereign debt is a big issue, unemployment rates are very high and none of these economies are going to come to high growth path very soon. It is going to take a long time. There are concerns about double-dip, that is another matter but I think they are going to be in the slower growth phase for a long time. So you are going to see a lot of currency volatility quarter-on-quarter in the next few years. That is not going to change. You have to live with those currency volatilities. We said that in a volatile market like this, we should not take any long-term view. We should take a very short-term view and it helped us. In the last 2 years, if you look at the impact of currency on our net income, it is hardly 1%. We are going to hedge for next 2 quarters at any point of time. We are not going to change the policy. Today, we have close to $742 mn of hedges. It was around $745 mn last quarter. We will be within that range.

Mitali Mukherjee

It is still in litigation but are you hopeful of favorable judgment on the B1 case violation issues?

V. Balakrishnan

No, that goes through a legal process. We are confident that what we have done is right. We have to go through the legal process. It will take some time.

Mitali Mukherjee

The greatest concern right now Shibu is of course about the BFSI a repeat of the Layman episode and the impact for companies like yours. Specifically on that vertical, what is it that you are seeing either in terms of projects or whether there is any cut in discretionary spend, any tweaking?

S. D. Shibulal

Actually, this quarter, the BFSI segment has grown well for us. We are also growing well in Europe in the BFSI segment. We are seeing overall good performance in BFSI. We are watching very, very closely because we have very large clients in the BFSI segment. 35% of our revenues comes from the BFSI. We are very close to these clients. We are watching very closely. But at this point in time, even this quarter we have seen growth.

Udayan Mukherjee

So far you are saying that you are seeing a lot of new deal wins, no deal cancellations, but is there anything in the environment particularly with regards to the European banking system or even the US banking system which tells you that you should be approaching the next year’s budget season a bit more cautiously?

S. D. Shibulal

Definitely we have to approach it with caution. If you look at the macro-economic environment in the US, unemployment, the banking crisis which has been talked about, the Euro zone crisis, all of this we watch very carefully. We are definitely cautious about the future - next year as well as the coming quarters. At this point in time, we have not seen project cancellations. We are not seeing material budget cuts at this point in time. At the same time, next year budget is yet to be finalized and these environmental issues will have an impact on next year budgets. We are seeing decision-making delays. Next year is another year which we need to watch very closely and we need to remain cautious.

Udayan Mukherjee

What level of churn are you expecting to see over the next few quarters between the top industry players, the 5 or 6 players as the budget gets finalized and work gets tolled out, do you see some people getting more market share than others or do you see the top players actually moving along with the overall industry rate?

S. D. Shibulal

I think I should answer the question more towards our own future. In our case, we are very well placed in reducing total cost of ownership and delivering business value. We are very well placed when it comes to the transformational work. We are the fastest growing consulting corporation in the last many years. 31% of our revenue comes from Consulting and System Integration today which is one of the fastest growing. We have built it in the last 11 years. Products and platform space where clients are really looking for converting their fixed cost to variable cost, we are growing. We are extremely relevant to our clients in all the 3 facets of their operation and truly global. We believe that we are very well placed. But we need to remain cautious.

Mitali Mukherjee

Because of the fact that your revenue guidance recalibration is primarily because of currency issues, what are the likelihood or the chances that the second half of the year actually sees you revising your guidance upwards because as you said demand is strong, it is just the currency niggle.

S. D. Shibulal

When we give you guidance it’s a statement of fact as we see it today. We are already into the quarter and 10 days are over for the quarter. Our guidance is based on what we know, the best of our knowledge at this point in time, and it is based on facts.

Shibu, Bala, thank you very much for joining in. Have a good festive season. We will see you again next quarter.

Udayan Mukherjee

BG Srinivas, Ashok Vemuri, Pravin Rao and Chandra Shekar Kakal join in to talk about various aspects of the verticals and geographies. Gentlemen, good morning. Thanks for joining in. BG let me start with you since you are in the hot seat with Europe. How worrying is it out there particularly with the European Banks now?

B. G. Srinivas

Overall if you look at the macro environment situation in Europe, it is definitely under pressure and the growth is definitely muted. But if you look at the specifics of each sector and our clients, they are doing reasonably okay. The business is still steady. We added about 10 new clients in Europe in the last quarter, so we are still adding new clients. We are still expanding business with our existing clients. The cross currency movement has had an impact in terms of the topline but otherwise volume growth is still happening. The decision making continues to be relatively slower which is not surprising given the macro environment situation but across sectors, we are adding new clients, we are still seeing slow expansion of businesses within our existing clients. Also particularly even within the BFSI sector, we have added new clients. We still have reasonably robust pipeline in the banking sector in spite of the macro challenges. We do not have significant exposure to some of the banks in the continent, so we do not have any direct impact on account of that. We are reasonably confident we will continue to invest in Europe. We are expanding our near shore center operations both in Czech Republic and Poland. Our ‘Building Tomorrow’s Enterprise’ concept co-creation workshops we have carried out with several key clients both in UK as well as in the continent. It is gaining momentum. We had a significant win last quarter - a large transformation win in helping our clients simplify their sales process. This was on account of one of the co-creation workshop we carried out, so we will continue to make our investments. There is still lot of opportunities to be mined in Europe.

Mitali Mukherjee

How would you flesh out that delay in decision making, BG, because I think that is where the concern is. Is it a modest delay that you are seeing right now or is it extending to a much more painful period for companies such as yours?

B. G. Srinivas

For now it is a modest delay.

Mitali Mukherjee

Which would be?

B. G. Srinivas

I would say the delays could be between 2 - 3 months with respect to the normal decision making process. There have not been any project cancellations. There is no withdrawal of projects. It is just that they are digging more, are more circumspect when it comes to looking at medium-term to long-term in their investment cycles. There is still a quarterly cycle in their investments which is happening. The pipeline is still robust. We are not seeing an absence of sizable deals. We have pipeline for both outsourcing deals and we also have a few transformational deals in the pipeline. For now it looks okay. We will get to know a bit better when the budgets are capped in the month of December, January, we will get to know what the situation would be for fiscal 2012.

Udayan Mukherjee

Ashok, you seem to be fine in North America, 6% growth and some of the recent macro data in the US also has been quite encouraging, going against that all the recession talk next year, are the nerves okay there in the US?

Ashok Vemuri

I think nerves are much calmer definitely, but I think there is other macro-economic data like the unemployment which is high, there is this continuous turmoil around the political situation and not withstanding parts of Wall street getting occupied. But I think there is a lot of that which is built in into the way they want to spend. There of course could be implications if Greece goes under or the sovereign debt crisis will impact the United States, it will impact the whole world for that matter. Banks do not have that level of substantial investment in the bonds or in the sovereign debt, so they will be safe from that perspective. The interesting thing that is happening is that the investments that we had made whether it is on our risk management or compliance, whether it is on the revenue side of the balance sheet, all those are continuing to yield dividends. In fact if you look at financial services clients, our 8.5% growth quarter-on-quarter on the services part, growth in the insurance sector, growth in our IPS which is on the healthcare side of it, growth in the retail along the things that we have really invested in ‘Building Tomorrow’s Enterprise’ or whether it is on digital commerce, whether it is on making organization smarter etc., as BG was saying and as Shibu was saying earlier, no bad news in terms of cutting of budgets or in terms of reduction of projects or delays to that level, but yes in bad times, decision gets on to the top of the house. So there are a week or so delays but beyond that nothing else. We are very actually comfortable that the strategies that we have put in place are beginning to yield substantial dividend.

Mitali Mukherjee

A lot of spirals are being drawn between the Lehman period and now and of course as you said post that period budgets got recalibrated substantially. In sentiment, do you sense any similarity to the situation there or the environment there, are people that scared?

Ashok Vemuri

Lehman brothers was interesting because after a long time, a crisis of that sort happened. The initial reaction was paralysis then there was a flight to procurement. This time around there is a lot more preparation, of course the flip side of that is that this is going to be a long drawn out. We are not going to come out of this for a good 3 years or so in my opinion. But having said that it is built in, a lot of the bad news is already being factored in terms of spend etc., which is the reason we are seeing that they are more interested in doing more on the revenue side of the balance sheet, get my products out there faster, make me more competitive, take me international and so on and so forth rather than let me go and cut rates etc. They are looking for structural changes and asking us to come to them with solutions that we are building as part of ‘Building Tomorrow’s Enterprise’ on how to make them more Smarter Organizations, how to use more mobility, pervasive computing, how do I tackle the new generation of clients who only want to work on the smart phone, they do not want to come into the bank. All of those things are actually beginning to yield results and a classic place for that in the Americas is retail. Notwithstanding the fact that they we going into the peak retail season that Pravin will talk about, but just to quickly capture the level of innovative products and solutions that they are asking us to work on and co-create is immense.

Udayan Mukherjee

Kakal, on business IT services what has been your experience because you have seen some shift in pricing as well in the current quarter offshore, onsite very different picture in terms of pricing, in terms of delays and in terms of pricing, what is your experience in the quarter?

Chandra Shekar Kakal

I will give you a different perspective on what we are doing at Infosys to be relevant to clients. Earlier in the day, Shibu talked about how we want to be relevant to the clients in all the areas of their spending and globally. That is how we have the business IT services which focuses on optimization of client IT services and operations and then we have transformation which is serviced by consulting and system integration and products and platform towards the innovation part of it. In the operations side, we are helping clients to optimize their business operations by doing application development, application management, infrastructure management, quality assurance and business process management and all that. To your question on the rates part or the commoditization part, yes, if we continue to do inefficient transactions, that will have to be done at a lower rate for clients to reduce the cost. What we are doing from Infosys to the clients is helping them to become smarter. In one of our 7 themes under ‘Building Tomorrow’s Enterprise’ umbrella is Smarter Organization. What does it mean? It means we help clients become smarter and do the operations much more efficiently, effectively and remove those transactional inefficiencies to move away from an inefficient transaction to optimize process and transactions that they will do globally. There is a lot of inefficiency in any business in a large business which evolves. For example, in one of our financial services clients, quality assurance function was done at the project level. If you take it away into the organization level and then consolidate and build complete environment and create a fresh center of excellence, then that takes away the cost of quality by manifold. Those are the kind of activities that we are doing rather than actually continuing to focus on inefficient transactions done at a lower rate. So those are the kind of things that we are doing.

Mitali Mukherjee

Having 6% constant currency for retail, what is the pipeline for the second half looking like?

Pravin Rao

Pipeline is extremely good. We are seeing good opportunities on all 3 areas on transformation, on operations as well as innovation. What is happening is that there is a tremendous pressure because of the economic situation on the opex budgets. Clients are looking at cutting cost. We are seeing at least half a dozen large deals in the pipeline. At the same time clients are also looking to continue to invest on growth, they are ploughing back the money back to discretionary spend. This is translating into a lot of opportunities around areas of the digital commerce, retail marketing, international.

Mitali Mukherjee

What kind of leverage bucket size is retail getting in terms of order sizes?

Pravin Rao

If you are looking at a transformation kind of deal, typical it is about $ 15-20 mn over 18 -24 months. But if you are looking at a large ADM kind of deal, you are talking about $ 100-150 mn over 5 years. Retail typically spends low on IT, they spend 1.5%-2% of revenues on IT as compared with some of the other verticals, so for me a deal with $ 100 mn plus TCV over 5 years is a large deal.

Udayan Mukherjee

BG, give us sense of how telecom is doing now and manufacturing broadly from the European side generally?

B. G. Srinivas

In Manufacturing if you look at specific segments, in spite of the macro challenges automotive is doing reasonably good, aerospace is still holding steady, semi-conductors is definitely under pressure but hi-tech is doing well, industrial products again there is a business group picking up primarily in Emerging Market. Most of the industrial goods manufacturers are expanding into China, India and Brazil and in that context they are making investments and that also means they are simplifying their internal process because they want to roll out standardized process across. There are investments happening in that sector. If you look at telecom, it has been a mix bag. In wireless, we are still continuing to see investments, some of them are investing in creating Digital platforms. Because of our ability to create platforms where we have taken the best practices from retail into the telecom sector, we are participating in most opportunities happening in Europe in the digital space and we have come out as one of the leaders. But overall capex spend is still little bit of a challenge in the telco sector. In manufacturing, switching back we will have to wait and watch. If there is a contraction in the exports from Europe then there could be challenges going forward. For now it is holding steady.

Mitali Mukherjee

Ashok, there is a lot of reports about what is changing in the market space and how market shares are moving towards some of your peers like TCS and Cognizant. How for some large deals companies are choosing to go together to put in the bait for that order win. Is there that much of a hustle on right now in the market?

Ashok Vemuri

No, we are not seeing that level of desperation in terms of our competitors trying to create consortiums. You have much larger and more complicated deals in the market that requires you to partner for certain specific competencies with certain specific companies. For example, if you are doing infrastructure hosting or more and more of the transactions are across various service lines, you definitely have to partner with service providers who bring capability which is very different from yours. But a consortium what you are referring to, is not something that I am seeing and I do not think that is even something that our competitors would even want to do. A lot of the competitors of ours at our peer group level, have still some of these competencies just as we have and I think there is probably no need to do that.

Udayan Mukherjee

Kakal, give us some sense of the new deals that you are getting on the business IT services front, at what kind of pricing they are coming in and typically what kind of deals or client profiles those deals are coming from?

Chandra Shekar Kakal

If you look at the last quarter that went by, the business IT services grew in the area of FSI and Americas. Generally the spending in financial services is higher on business IT services optimization and that is the reason why we are also getting our share of growth from the business IT services from FSI space and in America in the last quarter. But the other services and other industry groups also have grown and contributed for the growth. In manufacturing we have seen growth and in the retail we have seen growth happening, In the rest of the world we have grown. Business Process Management, BPO is another area where we have grown by 8.5% in the last quarter which means that the clients are looking for optimization of their business process management very carefully. We are helping them to really optimize and in all these sectors, all these areas, we are seeing large deals happening and they are contributing to the growth of business IT services. Quality assurance function is another area where we are seeing growth happening. We have grown by 8.1% in the last quarter. Infrastructure management, consolidation, optimization and making them globally competitive in their infrastructure management area is another area. We have grown by 5.1% in that. All over I think we are getting traction right now in business IT services. If you look at the client spending, 60% - 65% of their spending is in managing their operations efficiently. Obviously they are spending money on that one hand and they are trying to reduce the spending by consolidating optimization, that is what we are helping them with.

Mitali Mukherjee

Shibu was pointing out that life sciences could be a potential area where you look at inorganic opportunities. Is that the pocket that you want to grow and have you identified any potential buy, are prices or valuations interesting right now?

Pravin Rao

We are always on the look-out for interesting buy-out opportunities in the life sciences space. We entered this segment relatively late compared with some of our peers but today 18% of my revenues comes from life sciences and we work with 7 of the top 10 pharma companies worldwide. Even this quarter we have opened the 10 accounts in my sector out of which about 4 accounts are in life sciences space. Definitely we are looking at opportunities particularly in the clinical services or in the R&D space where we are relatively weak, but at the same time we are also focusing on mining existing accounts because for us at least, it is a very unpenetrated segment and we see lot of opportunities for growth there.

Mitali Mukherjee

Kakal, we were talking about infrastructure management services, can you give us a little bit more detail on what happened in the quarter and what kind of volume growth you see going forward there?

Pravin Rao

See last quarter we have had couple of large wins on the infrastructure side. For one of the global office supplier in Europe, we helped them create a private cloud. This was something which we took over from one of the global FI who was the incumbent and particularly in Europe we are seeing increasing trend of fatigue with some of the old global SIs with whom clients have signed long-term contracts. As we speak today we are responding to 3 large RFPs on the infrastructure management side, all 3 in Europe, all 3 in which clients are taking them what they had earlier signed up a 5 - 10 year deal with MNCs and now they are taking it back, prior to the completion of the term and they are bidding it open. There is an increasing trend there and we are responding to all 3 RFPs and one of them I think in the next month or so, a decision will be taken, in the other 2 probably in a couple of months. This is the trend we are seeing in Europe. Net-net our focus has been on asset light strategy but we also have stitched together a good set of partners so that we can provide a full end to end service to our clients. Increasingly we are also getting invited and as I said, there are 3 large deals for which we have been invited and in one of them we are in a very strong position. Along with our partners we have built the right capability to do that and this quarter I think IMS has grown. We have had good growth in IMS and today it is about 5.8% of Infosys revenues. We continue to see a lot of opportunities in IMS space.

Mitali Mukherjee

For the second half would you say the greater challenge for people managing verticals is to maintain the volume growth targets that you all have set internally or to keep the other internals intact such as getting margins at a comparable price, keeping pricing intact to what you have seen over the last few quarters?

Chandra Shekar Kakal

Yes, I think the biggest thing to watch is the overall demand environment and the macro environment because of the delayed decisions that are happening. On the internal supply side and the management of that and margin management, anyway we work as a smart organization ourselves, we apply that to ourselves. We continuously do that and look at areas and levers that we have to manage the margins internally by focusing on productivity improvement ourselves in our areas, re-useability of the components that we create, introduction of more new tools and then coming out with platforms for delivering our services more efficiently to get to our clients. These are some of the things which we continuously do.

Udayan Mukherjee

Thanks Pravin. Thanks all for joining in today. Well that is it from the Infosys top management.